Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2015 Results

NEW YORK, February 11, 2016 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2015. The company achieved its 2015 Outlook and provided guidance for 2016.

Fourth Quarter – Improving Organic Revenue Growth, Margin and Free Cash Flow

•	Reported revenues declined 2%. Before currency, revenues grew 2% (all organic)

•	Adjusted EBITDA grew 13% to $895 million with a margin of 28.4% vs. 24.7% in the prior-year period

•	Underlying operating profit grew 28% to $637 million with a margin of 20.2% vs. 15.5% in Q4 2014

•	Adjusted EPS was up 51% to $0.65 vs. $0.43 in the prior-year period

•	Financial & Risk:

•	Organic revenues were unchanged from the prior-year period

•	EBITDA margin was 30% (before currency)

•	Net sales were positive for both the fourth quarter and the full year

•	Legal, Tax & Accounting and Intellectual Property & Science’s organic revenues collectively grew 4%

Full Year – Returned to Organic Revenue Growth – Up 2% Before Currency

•	Free cash flow grew 25% to $1.8 billion

•	Adjusted EPS was up 15% to $2.13 vs. $1.85 in the prior year

•	Returned $1.4 billion to shareholders through the repurchase of 35.9 million shares in 2015 and today announced an additional buyback program for up to $1.5 billion

•	Board approved $0.02 annual dividend increase to $1.36 per share, the 23rd consecutive annual increase

•	The company is preparing to launch a process to sell its Intellectual Property & Science (IP&S) business and currently expects to close the transaction in the second half of the year. IP&S is included in the company’s 2015 consolidated results but will be a discontinued operation in 2016

“Today’s results reflect the significant progress we have made putting the company back on solid footing,” said James C. Smith, president and chief executive officer of Thomson Reuters. “With the ship now turned, we have growing confidence in our strategy as we look to 2016 and 2017.”

Consolidated Financial Highlights – Fourth-Quarter 2015

	Three Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2015	2014	Change
Revenues	$3,148	$3,211	-2%
Operating profit	$503	$1,339	-62%
Diluted earnings per share (EPS)	$0.53	$1.43	-63%
Cash flow from operations	$963	$806	19%

Operating profit and diluted EPS decreased due to a $931 million gain in the fourth quarter of 2014 realized in connection with the release of accumulated foreign currency translation adjustments from shareholders’ equity that were triggered by a reduction in the number of subsidiaries in the company’s legal organizational structure, which was part of the company’s simplification initiatives.

Non-IFRS Financial Measures (1)	2015	2014	Change	Change Before Currency
Revenues from ongoing businesses	$3,148	$3,211	-2%	2%
Adjusted EBITDA	$895	$794	13%	16%
Adjusted EBITDA margin	28.4%	24.7%	370bp	350bp
Underlying operating profit	$637	$499	28%	32%
Underlying operating profit margin	20.2%	15.5%	470bp	480bp
Adjusted earnings per share (adjusted EPS)	$0.65	$0.43	51%	63%
Free cash flow	$708	$570	24%

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

•	Revenues from ongoing businesses increased 2% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 4% in aggregate.

•	Adjusted EBITDA increased 13% from the prior-year period and the margin increased 370 basis points to 28.4%. The increase was primarily due to stronger operating performance and lower charges compared to the prior-year period.

¡	Excluding the impact of currency, adjusted EBITDA increased 16% and the margin was 350 basis points higher than the prior-year period. Excluding the impact of currency and $77 million of charges from the prior-year period, the margin grew 110 basis points.

•	Underlying operating profit increased 28% and the margin increased 470 basis points to 20.2% due to stronger operating performance and lower charges compared to the prior-year period.

¡	Excluding the impact of currency, underlying operating profit increased 32% and the margin grew 480 basis points compared to the prior-year period. Excluding the impact of currency and $77 million of charges from the prior-year period, the margin grew 240 basis points.

•	Adjusted EPS was $0.65, up $0.22 from the prior-year period.

¡	Excluding the impact of currency, adjusted EPS was up $0.27 or 63% from the prior-year period.

Consolidated Financial Highlights – Full-Year 2015

	Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2015	2014	Change
Revenues	$12,209	$12,607	-3%
Operating profit	$1,734	$2,545	-32%
Diluted earnings per share (EPS)	$1.60	$2.35	-32%
Cash flow from operations	$2,838	$2,414	18%

Operating profit and diluted EPS decreased due to a $931 million gain in the fourth quarter of 2014 realized in connection with the release of accumulated foreign currency translation adjustments from shareholders’ equity that were triggered by a reduction in the number of subsidiaries in the company’s legal organizational structure, which was part of the company’s simplification initiatives.

Non-IFRS Financial Measures (1)	2015	2014	Change	Change Before Currency
Revenues from ongoing businesses	$12,209	$12,605	-3%	2%
Adjusted EBITDA	$3,392	$3,313	2%	7%
Adjusted EBITDA margin	27.8%	26.3%	150bp	150bp
Underlying operating profit	$2,293	$2,138	7%	14%
Underlying operating profit margin	18.8%	17.0%	180bp	220bp
Adjusted earnings per share (adjusted EPS)	$2.13	$1.85	15%	26%
Free cash flow	$1,801	$1,445	25%

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

•	Revenues from ongoing businesses increased 2% (before currency) from the prior year driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 3% in aggregate.

•	Adjusted EBITDA increased 2% from the prior year and the margin increased 150 basis points to 27.8%. The increase was due to stronger operating performance and lower charges compared to the prior year.

¡	Excluding the impact of currency, adjusted EBITDA increased 7%. Excluding $135 million of charges from the prior year, the margin grew 40 basis points. Currency had no impact on the adjusted EBITDA margin.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

•	Underlying operating profit increased 7% from the prior year and the margin increased 180 basis points to 18.8% due to stronger operating performance and lower charges.

¡	Excluding the impact of currency, underlying operating profit increased 14% and the margin was up 220 basis points. Excluding the impact of currency and $135 million of charges from the prior year, the margin grew 120 basis points. Currency had a 40 basis point negative impact on the full-year margin.

•	Adjusted EPS was $2.13, up $0.28 from the prior year.

¡	Excluding the impact of currency, adjusted EPS grew 26%, $0.49 better than 2014.

•	Free cash flow was $1.8 billion compared to $1.4 billion in the prior year, a 25% increase. The increase reflected improved operating performance and lower severance and cash tax payments, as well as timing benefits of approximately $50 million. Excluding severance payments from both periods, free cash flow grew 7%.

2016 Business Outlook (Before Currency)

Thomson Reuters today provided its Business Outlook for 2016. The company’s 2016 Outlook assumes constant currency rates compared to 2015 and excludes the Intellectual Property & Science business, which will be classified as a discontinued operation for 2016 reporting purposes. The 2016 Outlook is based on the expected performance of the company’s remaining businesses and does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

The company expects:

•	Low single digit revenue growth

¡	2% to 3% revenue growth excluding Financial & Risk’s recoveries revenues, which are low margin revenues and are expected to decline as partners move to direct billing with their customers

•	Adjusted EBITDA margin to range between 27.3% and 28.3%

¡	Comparable 2015 EBITDA margin (excluding IP & Science business) was 27.3%

•	Underlying operating profit margin to range between 18.4% and 19.4%

¡	Comparable 2015 underlying operating profit margin (excluding IP & Science business) was 18.1%

•	Free cash flow to range between $1.7 billion and $1.9 billion in 2016

To facilitate comparison with our 2016 Outlook, Appendix A presents the company’s 2015 actual results on a comparable basis excluding the Intellectual Property & Science business.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

The Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.36 per common share. A quarterly dividend of $0.34 per share is payable on March 15, 2016 to common shareholders of record as of February 23, 2016. This dividend increase marks the 23rd consecutive annual dividend increase by the company.

In 2015, the company repurchased approximately 35.9 million shares at a cost of approximately $1.42 billion. Of this amount, 4.3 million shares were repurchased in the fourth quarter at a cost of approximately $167 million.

Today, the company announced that it plans to repurchase up to an additional $1.5 billion of its shares as it has essentially completed its third $1 billion program announced in May 2015.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

Fourth Quarter

•	Revenues were unchanged compared to the prior-year period. Revenue growth exceeded 2% before the impact of expected lower recoveries revenues and commercial pricing adjustments related to the migration of remaining legacy foreign exchange and buy-side customers onto the segment’s unified platform.

¡	Recurring revenues (77% of the segment’s revenues in the quarter) increased 2% as an annual price increase and the impact of positive net sales more than offset lower revenues resulting from the price adjustments described above.

¡	Transactions revenues (14% of the segment’s revenues in the quarter) decreased 1% due to lower foreign exchange volumes.

¡	Recoveries revenues (9% of the segment’s revenues in the quarter) were down 14% (as expected) as some third-party partners move to direct billing with their customers.

•	Recoveries revenues are expected to decline approximately $100 million in 2016. Recoveries represent low-margin revenues in our Financial segment for content or services provided by third parties and distributed through our platform. This projected reduction in recoveries revenue has no economic impact (i.e., no impact on EBITDA or Operating profit).

•	By geography, revenues in Asia were up 3% and the Americas up 2%, while revenues in Europe, Middle East and Africa (EMEA) were down 3%.

•	Net sales were positive overall and were positive in all regions, except for EMEA. This marked the seventh consecutive quarter of positive net sales.

•	EBITDA increased 26% as savings related to efficiency initiatives and the impact of $70 million of charges taken in the prior-year period were partially offset by the impact of currency.

¡	The margin was 29.5%, up 710 basis points from the prior-year period due to efficiency initiatives undertaken in 2014.

¡	Excluding the impact of currency, the margin was 30.0% and excluding the impact of $70 million of charges taken in the fourth quarter of 2014, the margin was up 320 basis points from the prior-year period. Currency had a 50 basis point negative impact on the margin.

•	Operating profit increased 65% compared to the prior-year period, primarily due to the same factors that impacted EBITDA.

¡	The margin was 20.8%, up 870 basis points from the prior-year period.

¡	Excluding the impact of currency and one-time charges taken in the fourth quarter of 2014, the margin was up 510 basis points from the prior-year period. Currency had an 80 basis point negative impact on the margin.

Full Year

•	Revenues were unchanged compared to the prior year. Revenue growth was greater than 2% before the impact of expected lower recoveries revenues and the commercial pricing adjustments described above.

¡	Recurring revenues (76% of the segment’s revenues for the year) increased 1% as an annual price increase and the impact of positive net sales more than offset the lower pricing adjustments.

¡	Transactions revenues (14% of the segment’s revenues for the year) increased 1%.

¡	Low-margin recoveries revenues (10% of the segment’s revenues for the year) were down 5%.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

•	By geography, revenues in the Americas were up 2%, Asia up 1%, while revenues in EMEA were down 2%.

•	Net sales were positive overall and were positive in all regions except for EMEA, which was slightly negative. This marked the first time in seven years that net sales were positive in all four quarters in a calendar year.

•	EBITDA increased 7% as savings related to efficiency initiatives and the impact of $130 million of charges taken in the prior year were partially offset by the impact of currency.

o	The margin was 27.7%, up 340 basis points from the prior year due to the efficiency initiatives mentioned above.

o	Excluding the impact of currency and the impact of $130 million of charges taken in 2014, the margin was up 220 basis points. Currency had an 80 basis point negative impact on the margin.

•	Operating profit increased 16% compared to the prior year, primarily due to the same factors that impacted EBITDA.

o	The margin was 18.0%, up 350 basis points from the prior year.

o	Before currency and charges from the prior year, the margin was up 270 basis points. Currency had a 120 basis point negative impact on the margin.

Legal

Fourth Quarter

•	Revenues increased 2%. Excluding US print, revenues grew 3% organically.

•	Solutions businesses (46% of the segment’s revenues in the quarter) grew 5%. Revenue growth was driven by Legal Enterprise Solutions and businesses in the United Kingdom/Ireland (UKI) and Latin America. Solutions businesses represent all of Legal’s revenues excluding US print and US online legal information.

•	US online legal information (38% of the segment’s revenues in the quarter) grew 2%, reflecting growth for the fourth consecutive quarter.

•	US print (16% of the segment’s revenues in the quarter) declined 6%.

•	EBITDA increased 7% and the margin increased 260 basis points to 36.9% compared to 34.3% in the prior-year period. Excluding the impact of currency, the margin increased 200 basis points driven by revenue growth, close management of discretionary costs, and the timing of investment initiatives.

•	Operating profit increased 12% and the margin increased 340 basis points to 29.5% compared to 26.1% in the prior-year period. Excluding the impact of currency, the margin increased 300 basis points for the same reasons that drove EBITDA margin growth.

Full Year

•	Revenues increased 2%. Excluding US print, revenues grew 3% organically.

•	Solutions businesses (46% of the segment’s revenues for the year) grew 6%. Revenue growth was driven by Legal Managed Services, Legal Enterprise Solutions and businesses in UKI and Latin America. Solutions businesses represent all of Legal’s revenues excluding US print and US online legal information.

•	US online legal information (39% of the segment’s revenues for the year) grew 1%, reflecting growth in all quarters of the year and the first full year of growth since 2009.

•	US print (15% of the segment’s revenues for the year) declined 6%.

•	EBITDA remained unchanged and the margin increased 30 basis points to 36.9% compared to 36.6% in the prior year. Excluding the impact of currency, the margin decreased 30 basis points.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

•	Operating profit increased 3% and the margin increased 100 basis points to 29.4% compared to 28.4% in the prior year. Excluding the impact of currency, the margin increased 50 basis points.

Tax & Accounting

Fourth Quarter

•	Revenues increased 7% driven by the Corporate, Professional and Government businesses, partially offset by a decline in the Knowledge Solutions business which was driven by the timing of revenues. Recurring revenues (86% of the segment’s revenues in the quarter) were up 8%.

•	EBITDA increased 22% and the margin increased 610 basis points to 39.3% compared to 33.2% in the prior-year period. Excluding the impact of currency, the margin was up 440 basis points primarily due to revenue growth.

•	Operating profit increased 28% and the margin increased 630 basis points to 32.2% compared to 25.9% in the prior-year period. Excluding the impact of currency, the margin was up 490 basis points for similar reasons that drove EBITDA margin growth.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Full Year

•	Revenues increased 8% driven by the Corporate and Professional businesses. Recurring revenues (83% of the segment’s revenue for the year) were up 8% organically.

•	EBITDA increased 9% and the margin increased 180 basis points to 32.2% compared to 30.4% in the prior year. Excluding the impact of currency, the margin was up 80 basis points.

•	Operating profit increased 16% and the margin increased 270 basis points to 24.2% compared to 21.5% in the prior year. Excluding the impact of currency, the margin was up 170 basis points.

Intellectual Property & Science

Fourth Quarter

•	Revenues were up 3%, subscription revenue (74% of the segment’s revenue in the quarter) grew 1% and transactions revenues grew 8% driven by Web of Science.

•	EBITDA increased 1% and the margin declined 30 basis points to 35.0% compared to 35.3% in the prior-year period. Excluding the impact of currency, the margin declined 130 basis points compared to the prior-year period.

•	Operating profit was unchanged, and the margin declined 50 basis points to 26.3% compared to 26.8% in the prior-year period. Excluding the impact of currency, the margin declined 110 basis points from the prior-year period.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Full Year

•	Revenues were up 1% as subscription revenue (78% of the segment’s revenue for the year) growth of 3% was partially offset by a 4% decline in transactions revenues.

•	Both EBITDA and operating profit margins were affected by the 4% decline in transactions revenues, which are highly profitable.

¡	EBITDA decreased 5% and the margin declined 130 basis points to 31.1% compared to 32.4% in the prior year. Excluding the impact of currency, the margin declined 220 basis points compared to the prior year.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

¡	Operating profit decreased 8% and the margin declined 160 basis points to 22.0% compared to 23.6% in the prior year. Excluding the impact of currency, the margin declined 240 basis points as compared to the prior year.

Corporate & Other (Including Reuters News)

Fourth Quarter

•	Reuters News revenues were $74 million, unchanged from the prior-year period.

•	Corporate & Other costs were $141 million compared to $97 million in the prior-year period. The increase was largely comprised of costs incurred by the consolidation of technology operations (severance related), higher healthcare costs and higher media-related expenses.

Full Year

•	Reuters News revenues were $296 million, up 1% from the prior year.

•	Corporate & Other costs were $360 million compared to $305 million in the prior year. The increase was largely comprised of costs incurred by the consolidation of technology operations (severance related), higher healthcare costs and higher media-related expenses.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as revenues from ongoing businesses, adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “2016 Business Outlook (Before Currency)” section, Mr. Smith’s comments, the company’s plans to sell its Intellectual Property & Science business and its plans to repurchase up to an additional $1.5 billion of its shares, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2016 Business Outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates and a continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives. The 2016 Business Outlook also assumes that the company’s Intellectual Property & Science business will be sold during the year.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

The timing for repurchases under the company’s new $1.5 billion buyback program will depend on the timing for the sale of its Intellectual Property & Science business in addition to other factors, such as market conditions, share price and opportunities to invest capital for growth. There is no assurance that a transaction involving all or part of the company’s Intellectual Property & Science business will be completed.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2015 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$1,527	$1,597	-4%	0%	0%
Legal	867	872	-1%	2%	2%
Tax & Accounting	410	397	3%	7%	7%
Intellectual Property & Science	274	269	2%	3%	3%
Corporate & Other (includes Reuters News)	74	79	-6%	0%	0%
Eliminations	(4)	(3)

Revenues from ongoing businesses (1)	3,148	3,211	-2%	2%	2%
Other Businesses (2)	—	—

Revenues	$3,148	$3,211	-2%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$450	$358	26%	29.5%	22.4%	710bp
Legal	320	299	7%	36.9%	34.3%	260bp
Tax & Accounting	161	132	22%	39.3%	33.2%	610bp
Intellectual Property & Science	96	95	1%	35.0%	35.3%	-30bp
Corporate & Other (includes Reuters News)	(132)	(90)

Adjusted EBITDA	$895	$794	13%	28.4%	24.7%	370bp

Underlying Operating Profit (4)
Financial & Risk	$318	$193	65%	20.8%	12.1%	870bp
Legal	256	228	12%	29.5%	26.1%	340bp
Tax & Accounting	132	103	28%	32.2%	25.9%	630bp
Intellectual Property & Science	72	72	0%	26.3%	26.8%	-50bp
Corporate & Other (includes Reuters News)	(141)	(97)

Underlying operating profit	$637	$499	28%	20.2%	15.5%	470bp

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars, except for margins)

(unaudited)

	Twelve Months Ended December 31,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$6,148	$6,538	-6%	0%	0%
Legal	3,354	3,379	-1%	2%	2%
Tax & Accounting	1,417	1,370	3%	8%	7%
Intellectual Property & Science	1,005	1,011	-1%	1%	1%
Corporate & Other (includes Reuters News)	296	319	-7%	1%	1%
Eliminations	(11)	(12)

Revenues from ongoing businesses (1)	12,209	12,605	-3%	2%	2%
Other Businesses (2)	—	2

Revenues	$12,209	$12,607	-3%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$1,701	$1,591	7%	27.7%	24.3%	340bp
Legal	1,238	1,238	0%	36.9%	36.6%	30bp
Tax & Accounting	456	417	9%	32.2%	30.4%	180bp
Intellectual Property & Science	313	328	-5%	31.1%	32.4%	-130bp
Corporate & Other (includes Reuters News)	(316)	(261)

Adjusted EBITDA	$3,392	$3,313	2%	27.8%	26.3%	150bp

Underlying Operating Profit (4)
Financial & Risk	$1,104	$951	16%	18.0%	14.5%	350bp
Legal	985	958	3%	29.4%	28.4%	100bp
Tax & Accounting	343	295	16%	24.2%	21.5%	270bp
Intellectual Property & Science	221	239	-8%	22.0%	23.6%	-160bp
Corporate & Other (includes Reuters News)	(360)	(305)

Underlying operating profit	$2,293	$2,138	7%	18.8%	17.0%	180bp

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2015	2014	Change	2015	2014	Change
Operating profit	$503	$1,339	-62%	$1,734	$2,545	-32%
Adjustments to remove:
Amortization of other identifiable intangible assets	141	159		581	647
Fair value adjustments	(5)	(38)		(7)	(91)
Other operating gains, net	(2)	(965)		(15)	(969)
Operating loss from Other Businesses (2)	—	4		—	6

Underlying operating profit	$637	$499	28%	$2,293	$2,138	7%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	258	295		1,099	1,175

Adjusted EBITDA	$895	$794	13%	$3,392	$3,313	2%

Underlying operating profit margin (4)	20.2%	15.5%	470bp	18.8%	17.0%	180bp

Adjusted EBITDA margin (3)	28.4%	24.7%	370bp	27.8%	26.3%	150bp

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2015	2014	Change	2015	2014	Change
Net earnings	$417	$1,157	-64%	$1,311	$1,959	-33%
Adjustments to remove:
Tax expense	3	9		56	62
Other finance (income) costs	(16)	60		(39)	85
Net interest expense	102	113		416	442
Amortization of other identifiable intangible assets	141	159		581	647
Amortization of computer software	180	192		752	778
Depreciation	78	103		347	397

EBITDA	$905	$1,793		$3,424	$4,370
Adjustments to remove:
Share of post-tax earnings in equity method investments	(3)	—		(10)	(3)
Other operating gains, net	(2)	(965)		(15)	(969)
Fair value adjustments	(5)	(38)		(7)	(91)
EBITDA from Other Businesses (2)	—	4		—	6

Adjusted EBITDA	$895	$794	13%	$3,392	$3,313	2%

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31, 2015			Three Months Ended December 31, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA
Financial & Risk	$318	$132	$450	$193	$165	$358
Legal	256	64	320	228	71	299
Tax & Accounting	132	29	161	103	29	132
Intellectual Property & Science	72	24	96	72	23	95
Corporate & Other (includes Reuters News)	(141)	9	(132)	(97)	7	(90)

	$637	$258	$895	$499	$295	$794

	Twelve Months Ended December 31, 2015			Twelve Months Ended December 31, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA
Financial & Risk	$1,104	$597	$1,701	$951	$640	$1,591
Legal	985	253	1,238	958	280	1,238
Tax & Accounting	343	113	456	295	122	417
Intellectual Property & Science	221	92	313	239	89	328
Corporate & Other (includes Reuters News)	(360)	44	(316)	(305)	44	(261)

	$2,293	$1,099	$3,392	$2,138	$1,175	$3,313

** Excludes Other Businesses (2)

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (5), Underlying Operating Profit (5) and the Related Margins, and Adjusted Earnings Per Share (EPS) (5) Excluding the Effects of Foreign Currency

(millions of U.S. dollars, except for per share amounts, and margins)

(unaudited)

	Three Months Ended December 31,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency		Before Currency
Adjusted EBITDA	$895	$794	13%	(3%)	16%	28.4%	24.7%	370bp	20bp		350bp
Underlying operating profit	$637	$499	28%	(4%)	32%	20.2%	15.5%	470bp	(10	)bp	480bp
Adjusted EPS	$0.65	$0.43	51%	(12%)	63%	n/a	n/a	n/a	n/a		n/a

	Twelve Months Ended December 31,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency		Before Currency
Adjusted EBITDA	$3,392	$3,313	2%	(5%)	7%	27.8%	26.3%	150bp	0bp		150bp
Underlying operating profit	$2,293	$2,138	7%	(7%)	14%	18.8%	17.0%	180bp	(40	)bp	220bp
Adjusted EPS	$2.13	$1.85	15%	(11%)	26%	n/a	n/a	n/a	n/a		n/a

n/a – not applicable

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (6)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
Earnings attributable to common shareholders	$408	$1,147	$1,255	$1,909
Adjustments to remove:
Operating loss from Other Businesses (2)	—	4	—	6
Fair value adjustments	(5)	(38)	(7)	(91)
Other operating gains, net	(2)	(965)	(15)	(969)
Other finance (income) costs	(16)	60	(39)	85
Share of post-tax earnings in equity method investments	(3)	—	(10)	(3)
Tax on above items	(4)	2	(6)	12
Tax items impacting comparability	—	—	1	(10)
Amortization of other identifiable intangible assets	141	159	581	647
Interim period effective tax rate normalization (7)	6	—	—	—
Tax charge amortization (8)	(21)	(21)	(86)	(86)
Dividends declared on preference shares	—	(1)	(2)	(3)

Adjusted earnings	$504	$347	$1,672	$1,497

Adjusted earnings per share	$0.65	$0.43	$2.13	$1.85

Diluted weighted-average common shares (millions)	770.3	803.2	784.1	810.9

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities

to Free Cash Flow from Ongoing Businesses (9)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
Net cash provided by operating activities	$963	$806	$2,838	$2,414
Capital expenditures, less proceeds from disposals	(260)	(264)	(1,003)	(968)
Other investing activities	16	43	21	50
Dividends paid on preference shares	—	(1)	(2)	(3)
Dividends paid to non-controlling interests	(11)	(14)	(53)	(48)

Free cash flow	708	570	1,801	1,445
Remove: Other Businesses (2)	—	3	—	2

Free cash flow from ongoing businesses	$708	$573	$1,801	$1,447

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.
(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	The changes in revenues from ongoing businesses, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior period’s local currency equivalent using the same exchange rates.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
Revenues	$3,148	$3,211	$12,209	$12,607
Operating expenses	(2,248)	(2,383)	(8,810)	(9,209)
Depreciation	(78)	(103)	(347)	(397)
Amortization of computer software	(180)	(192)	(752)	(778)
Amortization of other identifiable intangible assets	(141)	(159)	(581)	(647)
Other operating gains, net	2	965	15	969

Operating profit	503	1,339	1,734	2,545
Finance costs, net:
Net interest expense	(102)	(113)	(416)	(442)
Other finance income (costs)	16	(60)	39	(85)

Income before tax and equity method investments	417	1,166	1,357	2,018
Share of post-tax earnings in equity method investments	3	—	10	3
Tax expense	(3)	(9)	(56)	(62)

Net earnings	$417	$1,157	$1,311	$1,959

Earnings attributable to:
Common shareholders	408	1,147	1,255	1,909
Non-controlling interests	9	10	56	50

Basic earnings per share	$0.53	$1.43	$1.60	$2.36

Diluted earnings per share	$0.53	$1.43	$1.60	$2.35

Basic weighted-average common shares	767,449,251	799,929,289	781,273,338	807,897,067

Diluted weighted-average common shares	770,285,540	803,207,856	784,138,389	810,930,098

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$926	$1,018
Trade and other receivables	1,755	1,810
Other financial assets	176	161
Prepaid expenses and other current assets	683	657

Current assets	3,540	3,646

Computer hardware and other property, net	1,067	1,182
Computer software, net	1,486	1,529
Other identifiable intangible assets, net	6,417	7,124
Goodwill	15,878	16,403
Other financial assets	116	127
Other non-current assets	552	536
Deferred tax	47	50

Total assets	$29,103	$30,597

Liabilities and equity
Liabilities
Current indebtedness	$1,555	$534
Payables, accruals and provisions	2,288	2,443
Deferred revenue	1,319	1,355
Other financial liabilities	238	265

Current liabilities	5,400	4,597

Long-term indebtedness	6,829	7,576
Provisions and other non-current liabilities	2,122	2,171
Other financial liabilities	387	161
Deferred tax	1,265	1,433

Total liabilities	16,003	15,938

Equity
Capital	9,852	10,157
Retained earnings	6,458	7,168
Accumulated other comprehensive loss	(3,697)	(3,147)

Total shareholders’ equity	12,613	14,178
Non-controlling interests	487	481

Total equity	13,100	14,659

Total liabilities and equity	$29,103	$30,597

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Cash provided by (used in):
Operating activities
Net earnings	$417	$1,157	$1,311	$1,959
Adjustments for:
Depreciation	78	103	347	397
Amortization of computer software	180	192	752	778
Amortization of other identifiable intangible assets	141	159	581	647
Net gains on disposals of businesses and investments	—	(8)	(24)	(9)
Release of accumulated foreign currency translation adjustments	—	(931)	—	(931)
Deferred tax	(84)	(86)	(193)	(273)
Other	56	82	247	230
Changes in working capital and other items	175	138	(183)	(384)

Net cash provided by operating activities	963	806	2,838	2,414

Investing activities
Acquisitions, net of cash acquired	(20)	(2)	(37)	(167)
Proceeds from disposals of businesses and investments, net of taxes paid	8	—	83	14
Capital expenditures, less proceeds from disposals	(260)	(264)	(1,003)	(968)
Other investing activities	16	43	21	50

Net cash used in investing activities	(256)	(223)	(936)	(1,071)

Financing activities
Proceeds from debt	—	483	4	1,480
Repayments of debt	(1)	(1,120)	(594)	(1,120)
Net (repayments) borrowings under short-term loan facilities	(62)	—	1,037	—
Repurchases of common shares	(167)	(297)	(1,417)	(1,023)
Dividends paid on preference shares	—	(1)	(2)	(3)
Dividends paid on common shares	(248)	(255)	(1,013)	(1,033)
Dividends paid to non-controlling interests	(11)	(14)	(53)	(48)
Other financing activities	4	(19)	67	129

Net cash used in financing activities	(485)	(1,223)	(1,971)	(1,618)

Increase (decrease) in cash and bank overdrafts	222	(640)	(69)	(275)
Translation adjustments	(5)	(8)	(24)	(22)
Cash and bank overdrafts at beginning of period	705	1,663	1,015	1,312

Cash and bank overdrafts at end of period	$922	$1,015	$922	$1,015

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$926	$1,018	$926	$1,018
Bank overdrafts	(4)	(3)	(4)	(3)

	$922	$1,015	$922	$1,015

Prior-period amounts have been reclassified to reflect the current presentation.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Appendix A

The following supplemental information is provided to facilitate comparison to our 2016 business outlook, which is based on expectations excluding the Intellectual Property & Science (IP&S) segment.

Thomson Reuters Corporation

Supplemental Financial Information

(millions of U.S. dollars, except for per share amounts and margins)

(unaudited)

	Twelve Months Ended December 31, 2015	Adjustments			Twelve Months Ended December 31, 2015
Non-IFRS Financial Measures(1)	Actual	Remove IP&S Segment Results	Add Back Retained Business(2)	Retained Shared Costs(3)	Revised Excluding IP&S
Revenues from ongoing businesses	$12,209	(1,005)	54	—	$11,258
Adjusted EBITDA	$3,392	(313)	30	(38)	$3,071
Adjusted EBITDA margin	27.8%				27.3%
Underlying operating profit	$2,293	(221)	27	(61)	$2,038
Underlying operating profit margin	18.8%				18.1%
Adjusted earnings	$1,672	(185)	23	(51)	$1,459
Adjusted earnings per share	$2.13	(0.24)	0.03	(0.06)	$1.86
Free cash flow(4)	$1,801	—	—	—	$1,801

(1)	These non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 14.

(2)	Represents an IP&S business to be retained by our Legal segment.

(3)	Represents estimates of certain shared costs that will not be eliminated with the sale.

(4)	Free cash flow includes discontinued operations; therefore, no adjustments are necessary.

Thomson Reuters Reports Fourth Quarter and Full-Year 2015 Results

Appendix A (continued)

Thomson Reuters Corporation

Supplemental Information

Revised Business Segment Information

(Excluding the Intellectual Property & Science (IP&S) segment)

(millions of U.S. dollars, except for margins)

(unaudited)

	Twelve Months Ended December 31, 2015	Adjustments			Twelve Months Ended December 31, 2015
	Actual	Remove IP&S Segment Results	Add Back Retained Business(2)	Retained Shared Costs(3)	Revised Excluding IP&S
Revenues
Financial & Risk	$6,148	—	—	—	$6,148
Legal	3,354	—	54	—	3,408
Tax & Accounting	1,417	—	—	—	1,417
Intellectual Property & Science (IP&S)	1,005	(1,005)	—	—	—
Corporate & Other (includes Reuters News)	296	—	—	—	296
Eliminations	(11)	—	—	—	(11)

Revenues from ongoing businesses (1)	$12,209	(1,005)	54	—	$11,258

Adjusted EBITDA (1)
Financial & Risk	$1,701	—	—	—	$1,701
Legal	1,238	—	30	—	1,268
Tax & Accounting	456	—	—	—	456
Intellectual Property & Science (IP&S)	313	(313)	—	—	—
Corporate & Other (includes Reuters News)	(316)	—	—	(38)	(354)

Adjusted EBITDA	$3,392	(313)	30	(38)	$3,071

Underlying Operating Profit (1)
Financial & Risk	$1,104	—	—	—	$1,104
Legal	985	—	27	—	1,012
Tax & Accounting	343	—	—	—	343
Intellectual Property & Science (IP&S)	221	(221)	—	—	—
Corporate & Other (includes Reuters News)	(360)	—	—	(61)	(421)

Underlying operating profit	$2,293	(221)	27	(61)	$2,038

(1)	These non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 14.

(2)	Represents an IP&S business to be retained by our Legal segment.

(3)	Represents estimates of certain shared costs that will not be eliminated with the sale.